NOVATION AGREEMENT


     This Agreement is entered into between the Regents of the University of California (the University), in its capacity as operator of the Los Alamos National Laboratory for the U.S. Department of Energy (DOE); and E .coli Measurement Systems, Inc., a wholly owned subsidiary of UTEK Corporation of Plant City, Florida, (Authorized Licensee); and Centrex Inc. of Tulsa, Oklahoma (Assignee); all hereinafter referred to collectively as the Parties hereto.

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Whereas the  University  and  Authorized  Licensee  have  entered  into  License
Agreement No. 99-42-00558, executed on 13 April 1999, hereinafter referred to as License Agreement; and

Whereas the Authorized Licensee has been acquired by the Assignee; and

Whereas the University has determined that Assignee meets the requirements specified by Article 16 (Assignment) of said License Agreement; and

Whereas Assignee is willing to assume all outstanding obligations and liabilities of Authorized Licensee under the License Agreement in return for assignment of all of Authorized Licensee's right, title, and interest under said License Agreement; and

Whereas the University has determined that it is in the best interests of the University and the DOE to accept the substitution of Assignee as a successor in interest to Authorized Licensee as the licensee under said License Agreement:

Now therefore the Parties agree as follows:

The effective date of this Agreement shall be 27 April 1999

Assignee agrees to assume all obligations and liabilities of Authorized Licensee under the terms of the License Agreement and otherwise agrees to be bound by the terms and conditions of the License Agreement as if Assignee were the original Authorized Licensee under the License Agreement.

Authorized Licensee hereby assigns all of its right, title, and interest under the License Agreement to Assignee, and further agrees to cooperate in transmitting to Assignee any necessary data, reports, or information generated by Authorized Licensee under the Licensee Agreement, and to perform all other actions necessary to enable Assignee to assume its responsibilities under this Agreement.

Authorized Licensee represents that it has fulfilled all reporting obligations, payment obligations, and other obligations applicable to and binding on Authorized Licensee through the effective date of this Agreement.

The University recognizes Assignee as Authorized Licensee's successor in interest to the License Agreement, and agrees that by this Agreement Assignee shall be entitled to all right, title, and interest of Authorized Licensee as if Assignee were the original licensee under the License Agreement.

Except as provided in this Agreement, nothing shall be construed as a waiver of any rights existing in the University or the DOE and arising from the License Agreement.

The Parties agree that the License Agreement shall remain in effect except to the extent transferred or modified by this Agreement.

Accepted by the following authorized representatives of the Parties to this Novation Agreement.

University
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By:         / s /        Richard Mah
         Richard Mah, Director,
         Industrial Business Development Office
         Los Alamos National Laboratory

Date:             9/10/99


Authorized Licensee
-------------------

By:__________________________________
         Clifford M. Gross, CEO
         UTEK Corporation (for E. coli Measurement Systems, Inc.)

Date:


Assignee
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By:           / s /   Gifford M. Mabie
         Gifford M. Mabie, Chief Executive Officer
         Centrex, Inc.

Date:             9/16/99



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